

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
DGOLDMAN@GABELLI.COM

March 20, 2024

Mr. Roger H.D. Lacey
Chairman
Pineapple Energy Inc.
10900 Red Circle Drive
Minnetonka, Minnesota 55343

Dear Mr Lacey:

GAMCO Asset Management ("GAMCO"), on behalf of our clients, holds approximately 15% of the Communications Systems, Inc. (now k/a Pineapple Energy Inc.) Contingent Value Rights ("CVR"s). The CVRs are set to expire on March 28, 2024 and GAMCO is requesting the Issuer extend the expiration of the CVR through December 31, 2024. This extension will allow for the resolution of outstanding contingencies that impact the contingent payment due to CVR holders.

GAMCO demands the Issuer immediately distribute the balance of the escrow account and provide an accounting for any "legacy" charges that were made against the cash account reserved for CVR holders. GAMCO initially opposed the transaction resulting in the creation of the CVR's and sought the CVR payment in order to protect against the corporate waste resulting from this transaction. GAMCO is prepared to assert any and all claims it has to receive what rightfully belongs to the CVR holders.

Best regards,

David Goldman

David Goldman, esq.

Cc: Richard Primuth
        Barbara Rummel
        Kyle Udseth
        Steven Kennedy